March 13, 2014

Via Edgar

Re: mCig, Inc.

Form 10-K for the Year Ended April 30, 2013

Filed July 28, 2013, as amended August 5, 2013

Form 10-Q for the Quarter Ended July 31, 2013

Filed September 13, 2014, as amended September 20, 2013

Form 10-Q for the Quarter Ended October 31, 2013

Filed December 16, 2013

Form 8-K filed February 25, 2014

File No. 333-175941

To Whom It May Concern:

I have just been retained to advise and provide legal support the above referenced entity.  Given that I have only received the file, including your correspondence as of this afternoon, I am writing to formally request an extension of ten (10) business days to thoroughly review to file and provide proper responses and amended filings.  I feel it is in the best interest of the Company to provide proper and formal response without haste given the content of the SEC’s correspondence.

As time is short, I ask that you promptly respond to me as soon as practical to ensure that no lapse in filing occurs due miscommunications.

If you have any additional questions or concerns at this time, do not hesitate contacting me at your convenience.

Sincerely,

William Eilers

cc:  Paul Rosenberg, CEO, mCig, Inc.